April 18, 2022

Mr. Jeffrey W. Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Forms N-CSR of World Funds Trust (the “Trust”)

(File Nos. 333-148723 and 811-22172)

Name of Series of the Trust/Fiscal Year Reviewed:

Applied Finance Select Fund	4/30/2021
Cboe Vest S&P 500® Enhanced Growth Strategy Fund	10/31/2020
Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund	10/31/2020
Cboe Vest S&P 500® Buffer Strategy Fund	10/31/2020
Applied Finance Explorer Fund	4/30/2021
Applied Finance Core Fund	4/30/2021
Third Avenue International Real Estate Value Fund	12/31/2020

Dear Mr. Long:

This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission that you provided on January 12, 2022. Your comments pertained to Form N-CSR filings for the series of the Trust (each a “Fund”) and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	With regard to the Cboe Vest S&P 500® Enhanced Growth Strategy Fund, please provide additional information on the NAV error that occurred during the fiscal year ended October 31, 2020, which was reported in that Fund’s Form N-CEN filing made on January 14, 2021. Confirm that the error has been corrected and explain what caused the NAV error and steps taken to ensure the error does not occur again.

Response: The NAV error resulted from a delay by the Fund’s administrator in recording revised portfolio trade instructions received from the Fund’s investment adviser. The revised trade instructions were submitted on the same day as the originally placed instructions; however, such revisions were not reflected in the accounting records until the omission was detected upon the completion of a position reconciliation with the investment adviser and custodian account. Upon detection of the omission, a correction was made to reflect the revised trade instructions on the Fund’s accounting records, and an error analysis was performed to determine the impact of the omitted trades on the daily NAV for the error period. In accordance with the Trust’s NAV error correction policy, for any day where the NAV error was greater than $0.01 per share, the administrator analyzed the impact that the error had on shareholder accounts where a transaction occurred, and if required by the policy, adjustments to those accounts were made to make such shareholder accounts whole. The Fund’s administrator has confirmed that the adjustments were made to such shareholder accounts, the cost of which was borne solely by the Fund’s administrator, and as a result no shareholders were harmed by the error. In response to this circumstance, the administrator implemented additional review steps to ensure revisions to trade instructions are recorded properly and timely and has provided additional training to staff members on the reconciliation process to help reduce the risk of such error being repeated.

Mr. Jeffrey W. Long

U.S. Securities and Exchange Commission

April 18, 2022

2.	Please explain supplementally whether proxy costs were excluded from the fee table of the Applied Finance Core Fund’s current prospectus. If they were excluded as extraordinary expenses, please explain the basis for the conclusion that they were extraordinary and consider including the footnote disclosure required by Instruction 3(c)(ii), disclosing what Other Expenses would have been had the extraordinary expenses been included.

Response: In accordance with Instruction 3(d)(iii) to Item 3 of Form N-1A, the costs associated with the proxy were excluded from the fee table for the Applied Finance Core Fund. That instruction, which effectively cross-references back to Instruction 3(d)(ii) instructs registrants to restate expenses where there has been a change in “Annual Fund Operating Expenses.” The instructions define such a change to mean either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year. The expenses of the proxy/information statement were excluded as they were not expected to occur in the current fiscal year and based on the fact that the proxy was not a normal type of event for the Fund (i.e., proxies are not typically occurring events for the Fund) nor was it viewed as a frequently occurring event. The Trust did not disclose this fact in a footnote to the fee table as required by Item 3, Instruction 3(c)(ii), but will take steps to ensure this type of disclosure is included in any future filings to the extent they ever occur.

3.	For all series of the Trust, in the “Investment Advisory and Distribution Agreements and Other Transactions with Affiliates” footnote, please disclose the frequency (e.g., monthly) of payments made pursuant to transactions with affiliates or related parties, such as the payment of a Fund’s management fee.

Response: As it relates to future reports prepared by the Trust, the Trust will disclose the frequency of payments made pursuant to transactions with affiliates or related parties as required.

Mr. Jeffrey W. Long

U.S. Securities and Exchange Commission

April 18, 2022

4.	With regard to Cboe Vest S&P 500® Enhanced Growth Strategy Fund and Cboe Vest S&P 500 Dividend Aristocrats Target Income Fund, the financial statements indicate that a return of capital was paid by each Fund during the fiscal year. Please confirm that the required written statement pursuant to Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder was provided to shareholders.

Response: Cboe Vest S&P 500® Enhanced Growth Strategy Fund and Cboe Vest S&P 500 Dividend Aristocrats Target Income Fund provided shareholders with year-end tax statements (1099s) that listed the source of all distributions received during the prior year. The Funds, which are primarily (≈ 95%) held through omnibus accounts, provided the source of distribution information to the respective intermediaries so they could provide such information to their clients that have investments in the Funds. The Trust believes its processes for delivery of distribution related information to financial intermediaries holding omnibus accounts is consistent with the positions of the SEC and its staff on this and analogous topics. The Trust notes that the only direct shareholders in these Funds consisted of five accountholders and the ultimate beneficial owners of such accounts worked at the investment adviser to the Funds or the Funds’ administrator. These direct shareholders were, as a result of their positions, consistently in possession of, or they had access to portfolio holdings information, including information regarding the nature of the Funds’ distributions. These direct shareholders were not provided with a separate written communication that was labeled as a Rule 19a-1 Notice although they were provided with information and had access to the information that would be in such a notice. The Funds’ administrator has taken steps to enhance their statement production process to ensure any future direct shareholders receive a Rule 19a-1 Notice, if applicable.

5.	With regard to the Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, the Fund’s current prospectus indicates that the Fund will operate as a non-diversified fund. It appears that this Fund has not operated as a non-diversified fund for the past three years. Confirm if this has operated, at any time over the past three years, as a non-diversified fund and if it has not, confirm that the Fund will continue operating as a diversified fund until such time as it receives shareholder approval to operate as a non-diversified fund. If applicable, update any disclosures in its registration statement and shareholder reports impacted by this.

Response: The Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund acknowledges that it has not operated as a “non-diversified company” for any of the past three years. As a result, the Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund has updated its registration statement to indicate that the Fund operates as a diversified company, and it has removed all references to the Fund operating as a non-diversified company. In addition, the Trust confirms that the Fund will operate as a diversified fund until such time as it receives shareholder approval to operate as a non-diversified fund.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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